November 12, 2012

V 216.736.7215 F 216.621.6536 E cjh@kjk.com One Cleveland Center 20th Floor 1375 East Ninth Street Cleveland, OH 44114-1793 216 • 696 • 8700 www.kjk.com

VIA EMAIL AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:    Gas Natural Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 29, 2012

SEC File No. 001-34585

Dear Ms. Ransom:

Our responses to the comments contained in your letter of November 8, 2012 to the preliminary proxy statement filed by Gas Natural Inc. follow. For your convenience, we have repeated your comments (in italics) before our responses.

Proposal 5 — Proposal to Approve the Acquisition of John D. Marketing, page 44

Background of the Acquisition, page 46

1.      We note your response to comment 7 in our letter dated October 24, 2012. We are unable to locate any revisions made to the disclosure in response to this comment regarding the accretion analysis on page 47. Please elaborate upon the accretion analysis mentioned on page 47 to explain what the analysis entailed and provide a summary of the analysis.

The accretion analysis assumed a January 1, 2011 closing date and indicated the transaction would have been accretive to Gas Natural for 2011 at a range of purchase prices being considered by the special committee at that time. We have expanded the disclosure on pages 47 and 48 to explain the purpose of the analysis and its results.

2.      We note your response to comment 9 in our letter dated October 24, 2012 as well as the revisions to the amended proxy statement. We further note the disclosure in the third to last paragraph on page 56 of the proxy statement indicating that the company paid CC Capital Advisors “a customary fee in connection with the services provided” and that “no portion of [the] fee was contingent.” The disclosure goes on to state that the company has “also agreed to reimburse CC Capital Advisors for its expenses.” However, we note that the description in the proxy statement regarding the relationship between CC Capital Advisors and Gas Natural does not provide a narrative and quantitative description of the fees paid or to be paid to CC Capital Advisors by Gas Natural and the disclosure does not appear to quantify the fees paid or to be paid to CC Capital Advisors in any other location. Please further revise the proxy statement to provide such disclosures. Please see Item 1015(b)(4) of Regulation S-K.

Gas Natural paid CC Capital Advisors a fee of $45,000 to render its opinion concerning the fairness of the transaction. CC Capital Advisors is also entitled to its travel and other expenses in connection with its services and Gas Natural has reimbursed CC Capital Advisors for $3,961 in expenses. No other compensation was received or is to be received by CC Capital Advisors or its affiliates from Gas Natural or its affiliates. We have revised page 56 to disclose the amount of the fee and expense reimbursement paid to CC Capital Advisors. We have revised page 49 to refer readers to page 56 for information concerning CC Capital Advisors’ fee.

Opinion of CC Capital Advisors, page 51

3.      We note your response to comment 10 in our letter dated October 24, 2012 and your revisions on page 52. Please revise your disclosure to provide the quantified internal financial and operating information, including financial forecasts, analyses and projections prepared by both John D. Marketing and by Gas Natural that were provided to CC Capital Advisors. Please also revise your disclosure to disclose the valuation presentation that Bruml Capital Corporation provided to your Board and the projections that Ms. Howell provided to your special committee.

We have revised page 52 to further clarify the internal financial and operating information of Gas Natural and John D. Marketing that was provided to CC Capital Advisors. Please note that we are in the process of compiling a set of financial projections of John D. Marketing and Gas Natural that CC Capital Advisors relied upon for its financial analysis. These projections will be filed as an annex to the proxy statement. Because these projections were not originally generated with a view towards public disclosure, we will make certain changes for increased clarity for shareholders.

Bruml Capital was engaged in April 2011 by Mr. Osborne on behalf of the companies he owned, Orwell-Trumbull Pipeline Co., LLC, Cobra Pipeline Co., Ltd. and John D. Marketing (we collectively refer to these companies as the “natural gas companies” in the proxy statement), to provide a valuation of the three natural gas companies to Mr. Osborne. Mr. Osborne then provided this valuation to the special committee. However, the special committee did not rely on the valuation provided by Bruml Capital because Mr. Osborne, rather than the special committee, had engaged Bruml Capital. In addition, at the time when the special committee engaged CC Capital Advisors over a year later in May 2012, the proposed transaction was to acquire only John D. Marketing and not the other two natural gas companies. Accordingly, CC Capital Advisors did not rely on the valuation provided by Bruml Capital. The Bruml Capital valuation was disclosed only to describe the background of the transaction and, for the reasons stated above, we do not believe further description of the valuation is necessary for a shareholder’s evaluation of the proposed transaction. We have revised page 46 to clarify that the special committee did not rely on the valuation provided by Bruml Capital.

The projections circulated to the special committee by Ms. Howell in November 2011 also included financial information for all three of the natural gas companies. The special committee did not rely on these projections for the acquisition of John D. Marketing because, as noted in the proxy statement, in December 2011 the parties were unable to agree on an acceptable purchase price for the three natural gas companies. The special committee then continued evaluating the possibility of an acquisition of only John D. Marketing. We have revised the disclosure on page 47 to state that the projections circulated by Ms. Howell were not relied upon by the special committee. As noted above, the projections of John D. Marketing that the special committee and CC Capital Advisors relied upon in their evaluation of the transaction will be filed as an annex to the proxy statement.

We have filed amendment number two to the preliminary proxy statement marked to show the revisions described in this letter. A copy of the proxy statement is also attached for your reference.

Please let know if we can provide you with any information regarding this matter or if you have further comments. You can reach me at 216-736-7215 or Michele L. Hoza at 216-736-7279. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.

Sincerely,

/s/ Christopher J. Hubbert

Christopher J. Hubbert

cc:     Daniel Leslie

Kevin J. Degenstein

Michele L. Hoza